Exhibit 99.1

Supplemental Information
(Expressed in thousands of United States dollars)

RITCHIE BROS. AUCTIONEERS INCORPORATED

Three years ended December 31, 2002

Nine months ended September 30, 2003 and 2002 (unaudited)

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Ritchie Bros. Auctioneers Incorporated

Under date of February 14, 2003, we reported on the consolidated balance sheets of Ritchie Bros. Auctioneers Incorporated as at December 31, 2002 and 2001, and the consolidated statements of operations and shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2002. These consolidated financial statements and our report thereon are incorporated by reference in the Annual Report on Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental information entitled “Item 18 — Reconciliation with United States Generally Accepted Accounting Principles.” This supplemental information is the responsibility of the Company’s management. Our responsibility is to express an opinion on this supplemental information based on our audits.

In our opinion, such supplemental information, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada
February 14, 2003

RITCHIE BROS. AUCTIONEERS INCORPORATED
Item 18 — Reconciliation with United States Generally Accepted Accounting Principles
(Expressed in thousands of United States dollars, except per share amounts)

Three years ended December 31, 2002
Nine months ended September 30, 2003 and 2002 (unaudited)

Ritchie Bros. Auctioneers Incorporated (the “Company”) prepares its consolidated financial statements in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) which differ, in certain respects, with accounting principles generally accepted in the United States and requirements promulgated from the Securities and Exchange Commission (collectively, “United States GAAP”). However, for the nine month periods ended September 30, 2003 and 2002 (unaudited) and for each of the years in the three year period ended December 31, 2002, net earnings in accordance with Canadian GAAP equals net earnings in accordance with United States GAAP. Additional disclosures under United States GAAP include:

(a)	Comprehensive income:

United States GAAP requires the preparation of a statement of comprehensive income. Comprehensive income is defined as the change in equity of a business enterprise during the period from transactions and other events and circumstances from non-owner sources. The statement of comprehensive income reconciling the reported net earnings to the comprehensive income amount is as follows:

	Nine months ended
	September 30,		Years ended December 31,

	2003	2002	2002	2001	2000

	(unaudited)
Net earnings in accordance with Canadian and United States GAAP	$24,836	$17,249	$28,371	$20,054	$17,205
Other comprehensive income (loss):
Foreign currency translation adjustment	12,615	2,435	4,391	(2,887)	(2,838)

Comprehensive income in accordance with United States GAAP	$37,451	$19,684	$32,762	$17,167	$14,367

Accumulated other comprehensive income (loss), which under United States GAAP is presented as a separate component of shareholders’ equity, is comprised of the following:

	Nine months ended
	September 30,	Years ended December 31,

	2003	2002	2001	2000

	(unaudited)
Foreign currency translation adjustment:
Balance, beginning of period	$(4,453)	$(8,844)	$(5,957)	$(3,119)
Current period change	12,615	4,391	(2,887)	(2,838)

Balance, end of period	$8,162	$(4,453)	$(8,844)	$(5,957)

RITCHIE BROS. AUCTIONEERS INCORPORATED
Item 18 — Reconciliation with United States Generally Accepted Accounting Principles
(Expressed in thousands of United States dollars, except per share amounts)

Three years ended December 31, 2002
Nine months ended September 30, 2003 and 2002 (unaudited)

(b)	Pro forma stock compensation disclosures:

For United States GAAP purposes, the Company applies the disclosure provisions of Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation”, for stock options granted to employees. As allowed by SFAS 123, the Company follows the intrinsic value principles of APB Opinion 25, “Accounting for Stock Issued to Employees” and related interpretations (APB 25), in measuring compensation expense for employee options. The application of APB 25 results in no compensation expense being recognized for stock-based compensation plans for employees in each of the years in the three-year period ended December 31, 2002, and the nine month periods ended September 30, 2003 and 2002 because none of the options were granted with an exercise price below market price at the date of grant.

The fair value of each option granted to employees is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Nine months ended
	September 30,		Years ended December 31,

	2003	2002	2002	2001	2000

	(Unaudited)
Expected dividend yield	0%	0%	0%	0%	0%
Expected stock price volatility	18.3%	27.0%	27.0%	39.2%	37.9%
Risk-free interest rate	3.1%	4.9%	4.9%	4.8%	6.0%
Expected life of options	5 years	5 years	5 years	5 years	5 years

The weighted average fair value of the options granted in the year ended December 31, 2002 was $8.74 (2001 — $9.81; 2000 — $10.96; nine months ended September 30, 2003 — $7.34; 2002 — $8.74). For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis. Had recognized compensation expense for the Company’s stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the provisions of SFAS 123 and the assumptions set out above, the Company’s net earnings and earnings per share under United States GAAP would have been as follows:

	Nine months ended
	September 30,		Years ended December 31,

	2003	2002	2002	2001	2000

	(Unaudited)
Net earnings in accordance with United States GAAP, as reported	$24,836	$17,249	$28,371	$20,054	$17,205
Add: Employee stock-based compensation expense, as reported	—	—	—	—	—
Deduct: Employee stock-based compensation expense determined under the fair value method net of tax	(881)	(687)	(609)	(1,029)	(569)

Pro forma net earnings for the period	$23,955	$16,562	$27,762	$19,025	$16,636

RITCHIE BROS. AUCTIONEERS INCORPORATED
Item 18 — Reconciliation with United States Generally Accepted Accounting Principles
(Expressed in thousands of United States dollars, except per share amounts)

Three years ended December 31, 2002
Nine months ended September 30, 2003 and 2002 (unaudited)

(b)	Pro forma stock compensation disclosures (continued):

	Nine months ended
	September 30,		Years ended December 31,

	2003	2002	2002	2001	2000

	(Unaudited)
Pro forma — basic earnings per share	$1.42	$0.99	$1.65	$1.14	$0.99
Pro forma — diluted earnings per share	1.41	0.98	1.64	1.13	0.99

(c)	Net earnings per share:

Net earnings per share is calculated as follows:

Year ended December 31, 2002	Earnings	Shares	Per share amount

Basic net earnings per share	$28,371	16,793,202	$1.69
Effect of dilutive securities:
Share options	—	122,222	(0.01)

Diluted net earnings per share	$28,371	16,915,424	$1.68

Year ended December 31, 2001	Earnings	Shares	Per share amount

Basic net earnings per share	$20,054	16,761,247	$1.20
Effect of dilutive securities:
Share options	—	102,790	(0.01)

Diluted net earnings per share	$20,054	16,864,037	$1.19

Year ended December 31, 2000	Earnings	Shares	Per share amount

Basic net earnings per share	$17,205	16,743,433	$1.03
Effect of dilutive securities:
Share options	—	116,420	(0.01)

Diluted net earnings per share	$17,205	16,859,853	$1.02

(d)	Other disclosures:

The following additional information would be presented if these consolidated financial statements were presented in accordance with United States GAAP:

(i)	Advertising expense:

Advertising expenses are recorded as an expense in the period they are incurred.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Item 18 — Reconciliation with United States Generally Accepted Accounting Principles
(Expressed in thousands of United States dollars, except per share amounts)

Three years ended December 31, 2002
Nine months ended September 30, 2003 and 2002 (unaudited)

(d)	Other disclosures (continued):

(ii)	Accounts payable and accrued liabilities:

	Nine months ended
	September 30,	December 31,

	2003	2002	2001

	(Unaudited)

Accounts payable	$2,262	$2,481	$1,270
Accrued liabilities	7,556	6,418	7,628
Compensation payable	5,955	7,297	4,324
Holdbacks payable	1,773	8,474	2,782
Sales taxes and duties payable	8,338	8,874	7,270

	$25,884	$33,544	$23,274

(iii)	Short-term debt:

Short-term debt as at December 31, 2002 consists of draws on lines of credit with a weighted average interest rate of 5.12%. Unused borrowings under the Company’s available operating lines of credit total $99.2 million as at September 30, 2003, and $94.2 million as at December 31, 2002.

(iv)	Income taxes:

Summarized information on the Company’s earnings before income taxes by geographic segment is as follows:

	United States	Canada	Other	Combined

Year ended December 31, 2002:
Earnings before income taxes	$31,871	$(5,145)	$12,301	$39,027
Year ended December 31, 2001:
Earnings before income taxes	26,856	(1,666)	4,732	29,922
Year ended December 31, 2000:
Earnings (loss) before income taxes	21,322	(881)	4,919	25,360

Income tax expense differs from that determined by applying the United States statutory tax rates to the Company’s results of operations as follows:

2000

Statutory tax rates in the United States	39%

Expected income tax expense	$9,890
Differences:
Different tax rates in non-U.S. jurisdictions	(2,052)
Other	317

(1,735)

Actual income tax expense	$8,155

RITCHIE BROS. AUCTIONEERS INCORPORATED
Item 18 — Reconciliation with United States Generally Accepted Accounting Principles
(Expressed in thousands of United States dollars, except per share amounts)

Three years ended December 31, 2002
Nine months ended September 30, 2003 and 2002 (unaudited)

(d)	Other disclosures (continued):

(iv)	Income taxes (continued):

Net non-current deferred tax assets (liability) for each jurisdiction:

	United States	Canada	Other	Total

September 30, 2003:
Net non-current deferred tax asset (liability)	$(1,912)	$(1,384)	$577	$(2,719)
December 31, 2002:
Net non-current deferred tax asset (liability)	(1,206)	(1,540)	780	(1,966)
December 31, 2001:
Net non-current deferred tax asset (liability)	332	(449)	710	593

(e)	Recent accounting pronouncements:

In August 2001, the Financial Accounting Standards Board (“FASB”) issued FAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No. 143”), which requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002.

In July 2002, the FASB released SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”), which addresses the financial accounting and reporting for costs associated with exit or disposal activities. SFAS No. 146 relates to the recognition of a liability for a cost associated with an exit or disposal activity and requires that a liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability under the FASB’s conceptual framework. SFAS No. 146 also established fair value as the objective for initial measurement of liabilities related to exit or disposal activities. As a result, SFAS No. 146 significantly reduces an entity’s ability to recognize a liability for future expenses related to a restructuring. SFAS No. 146 is effective for exit and disposal activities initiated after December 31, 2002.

In December 2002, the FASB released SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”. This statement amends FASB Statement No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for voluntary change to the fair value based method of accounting for stock-based compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Statement is effective for fiscal years ending after December 15, 2002, with certain changes effective in interim periods beginning after December 15, 2002.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Item 18 — Reconciliation with United States Generally Accepted Accounting Principles
(Expressed in thousands of United States dollars, except per share amounts)

Three years ended December 31, 2002
Nine months ended September 30, 2003 and 2002 (unaudited)

(e)	Recent accounting pronouncements (continued):

In May 2003, the FASB issued SFAS No. 150, “Accounting for certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS No. 150”). SFAS No. 150 requires that certain financial instruments issued in the form of shares that are mandatorily redeemable as well as certain other financial instruments be classified as liabilities in the financial statements. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003.

The adoption of SFAS No. 143, SFAS No. 146 or SFAS No. 150 did not have a material effect on the Company’s financial position or results of operations. The disclosure requirements of SFAS No. 148 are reflected in the Company’s 2002 fiscal year consolidated financial statements including the financial information.

In addition, the FASB and Emerging Issues Task Force (“EITF”) have issued a variety of interpretations including the following interpretations with wide applicability:

•	Financial Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Discount Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” which addresses disclosure and initial recognition and measurement provisions related to guarantees. The disclosure provisions became effective for periods ending after December 15, 2002. The initial recognition and measurement provisions apply to guarantees issued after December 31, 2002. The Company assessed the initial fair value as at September 30, 2003 with respect to the Company’s guarantee to consignors of the minimum level of proceeds that will be received on the sale at auction of the consignors equipment and determined that such fair value was nominal. As a result, no value has been reflected under United States GAAP. The Company has made the disclosures required by FIN 45 in the notes to its consolidated financial statements prepared in accordance with Canadian GAAP.

•	Financial Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities”, which addresses the consolidation of variable interest entities (formerly referred to as “Special-Purpose Entities”). The Interpretation is effective for interim or annual periods beginning after December 15, 2003.

•	In November 2002, the EITF reached a consensus on issue 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). This consensus addresses issues related to separating and allocating value to the individual elements of a single customer arrangement involving obligations regarding multiple products, services, or rights which may be fulfilled at different points in time or over different periods of time. EITF 00-21 guidance is applicable for arrangements entered into in fiscal periods beginning after June 15, 2003.

The adoption of FIN 46 and EITF 00-21 did not impact the Company’s consolidated financial statements.